SAMSON RESOURCES CORPORATION

SAMSON INVESTMENT COMPANY

Two West Second Street

Tulsa, OK 74103-3103

(918) 591-1791

VIA EDGAR

July 21, 2014

Re:	Samson Resources Corporation, Samson Investment Company and
Subsidiary Guarantors
Registration Statement on Form S-4 (File No. 333-186686)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

Samson Resources Corporation, Samson Investment Company and each of the co-registrant subsidiary guarantors listed in the above-referenced Registration Statement on Form S-4 (together, the “Registrants”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby request that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated so that the Registration Statement may become effective at 3:00 p.m., Eastern Standard Time, on July 22, 2014, or as soon thereafter as practicable.

The Registrants hereby acknowledge that:

•

should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by telephone call to Edward P. Tolley III of Simpson Thacher & Bartlett LLP at (212) 455-3189 or David Azarkh of Simpson Thacher & Bartlett LLP at (212) 455-2462.

Very truly yours,

Samson Resources Corporation, Samson Investment Company and the Co-registrants

By:	/s/ Philip W. Cook

Name:	Philip W. Cook
Title:	Executive Vice President and Chief Financial Officer

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